Exhibit 99.1

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED

ABN 86 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK VICTOR CARUSO

Date of last notice	7 January 2010

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Zurich Bay Holdings Pty Ltd, an entity in which Mark Caruso has a relevant interest and is a director and Regional Management Pty Ltd an entity in which Mark Caruso has a relevant interest and is a director.

Date of change	22 September 2009

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held prior to change
7,585,193 Ordinary Fully Paid Shares

5,875,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011.

3,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company’s Share price trades at greater than $0.70 for 5 consecutive trading days.

10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013.

10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the share price trading at $0.70.

5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.

Class	Fully Paid Ordinary Shares
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.4553
No. of securities held after change
7,685,193 Ordinary Fully Paid Shares

5,875,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011.

3,000,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company’s Share price trades at greater than $0.70 for 5 consecutive trading days.

10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013.

10,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the share price trading at $0.70.

5,000,000 Unlisted Options exercisable at $0.50 on or before 31 December 2013, vesting upon the 100,000th ounce of gold produced from the Simberi Oxide Gold Project between 1 October 2009 and 31 December 2010.

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	30/9/2001

  Appendix 3Y
  Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Purchase

Part 2 – Change of director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired
Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3Y Page 3